Contact

www.linkedin.com/in/peter-cioni
(LinkedIn)

Top Skills

Valuation
Corporate Finance
Corporate Development

Peter Cioni

Founder & CFO, Strada | ex-Netflix
Los Angeles, California, United States

Summary

Seasoned executive in the media and entertainment industry with experience building and managing inclusive teams, preparing and presenting financial projections and analyses, and monetizing innovative technologies. 2x founder. Strong analytical background with ability to identify challenges and develop solutions, balancing competing viewpoints from technology, finance, creatives, and sales.

Experience

Strada
Founder, CFO
June 2023 - Present (2 years 7 months)
Los Angeles, California, United States

Building the next great technology start-up, serving media & entertainment professionals.

Netflix
Director, Resource Planning
June 2021 - May 2023 (2 years)
Los Angeles, California, United States

Managed Production Business Development team that supported our global Studio and Content partners with capacity planning within the media production supply chain. Business Development team comprised of Subject Matter Experts who performed strategic review & analysis on key supply chain areas including production infrastructure, picture & audio post production, music scoring stages, VFX, virtual production infrastructure, and certain below-the-line talent. Developed build / buy / partner analyses with cross-functional partners and oversaw day-to-day transaction management. Developed and maintained relationships with key Studio suppliers, ensuring alignment with Studio principles & strategies.

Light Iron, A Panavision Company
6 years 1 month

Co Managing Director

September 2019 - May 2021 (1 year 9 months)

Established the overall direction for the company, including growth initiatives such as services innovation, market expansion, and strategic partnerships.

Chief Financial Officer

May 2015 - August 2019 (4 years 4 months)

Restructured processes, procedures, and reporting responsibilities to enable the division to be consolidated into--as well as function successfully within--a large, private equity-sponsored, global corporation. Evolved the scope and scale of the operation to increase revenue and profitability.

Light Iron Digital, LLC

Co-Founder & Chief Financial Officer

September 2008 - April 2015 (6 years 8 months)

Los Angeles

Co-founded creative services company to capitalize on the disruption caused by the entertainment industry's transition from analog film to digital technologies for capture and distribution. Evolved the traditional business model for post production to respond to the technological disruption.

In December 2014, we announced the acquisition of Light Iron by Panavision, a leading designer and manufacturer of high-precision camera systems--including cameras, lenses and accessories--for the motion picture and television industries.

JPMorgan Securities Inc.

Analyst

July 2004 - August 2008 (4 years 2 months)

Investment Banking Analyst responsible for research and quantitative analysis, client proposals and presentations, as well as transaction execution for debt, equity, and M&A assignments. During my time there, I worked in the Financial Institutions Group and Municipal Finance Group.

Education

Princeton University

Bachelor of Arts (B.A.), Economics, with a Certificate from the Program in Political Economy